

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

2nd May 2003


03050544

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Hongkong Land Holdings Limited ("HKLH")

In accordance with the requirements under the listing rules of the UK Listing Authority, the UK Listing Authority has today been notified on behalf of HKLH, of which Dr Richard Lee is a Director, of the following Director's share transactions:

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Acquired	Price Per Share
Dr Richard Lee	Acquisition of HKLH ordinary shares	25/04/2003	+116,000	US$1.1086
		28/04/2003	+500,000	US$1.0940
		29/04/2003	+135,000	US$1.1100

Yours faithfully
JARDINE MATHESON LIMITED

pp

Neil M McNamara
Group Corporate Secretary

dlw 5/20